AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street, Vancouver, BC, V6C 1T1
Ph: 604-682-3701 Fax: 604-682-3600
www.avino.com
ir@avino.com

October 19, 2004

NEWS RELEASE

Avino commission a preliminary feasibility study on the tailings at the Avino mine in Mexico

Avino Silver and Gold Mines Ltd (ASM - TSX V.E.), is please to announce the commissioning of a preliminary feasibility-study into the recovery of silver and gold from the Avino mine tailings in Mexico. Production records and a 35 hole, drilling program in 1990 indicate, for the oxide material from the open-pit, an historical two million tonne with assays of 88 g/t silver and 0.48 g/t gold. A scoping review earlier this year indicated a profit potential for reprocessing. There is also a further historical 3 Mt of sulphide tailings from the underground mine. The Avino mine was closed in 2001 owing to low metal prices and the then smelter availability.

The tailings were accumulated between 1976 and 2001 when the Avino mine was in production and Avino Silver and Gold Mines Ltd was a minority shareholder in Cía Minera Mexicana de Avino, S.A. de C.V. owners and operators of the mine.

Field work carried out June/July this year included back-hoe test pitting from which samples are now under going detailed metallurgical testing.

The feasibility work is under the direction of Bryan Slim MBA, PEng of MineStart Management Inc. Bryan Slim, who is a qualified person under NI 43-101, carried out the earlier scoping review.

Avino Silver and Gold Mines Ltd are acquiring the outstanding 51% of Cía Minera and will be issuing a qualifying report, which will include the findings of the preliminary feasibility work, in support of the acquisition.

On Behalf of the Board;
“David Wolfin”
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.